

March 16, 2018

Mail Stop 4720

<u>Via E-Mail</u>
Mr. Randy M. Stilman
Chief Financial Officer
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

      Re: Hamilton Lane Incorporated
              Form 10-K for the Fiscal Year Ended March 31, 2017
              Filed June 27, 2017
              File No. 001-38021

Dear Mr. Stilman:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2017</u>

<u>Consolidated Statements of Income, page 102</u>

1. Please revise your future filings to separately present amounts from related party transactions on the face of your income statement (*e.g.*, Management and advisory fees, Incentive fees, etc.). Refer to Rule 4-08(k) of Regulation S-X.

Notes to Consolidated Financial Statements

<u>Note 3 - Investments, page 117</u>

2. We note from your disclosure on page 118 (Note 4 – Variable Interest Entities "VIEs") that you consolidate certain VIEs where you are the primary beneficiary and the total assets of those consolidated VIEs are recorded in investments. Please address the following:

    - It appears from your disclosure on page 118 that the assets of your consolidated VIEs are aggregated with other items within your investments table. Please revise your future filings to disaggregate such amounts and clearly identify those investments (*e.g.*, investments of consolidated general partner entities) in your table.

    - Explain why you do not present the carrying amount and classification of the VIEs assets and liabilities in the consolidated balance sheets (*e.g.*, either in a separate line item or parenthetically on page 101). Refer to ASC 810-10-50-14(a) and revise your future filings or tell us why no such revision is necessary.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Cara Lubit at 202-551-5909 or me at 202-551-3872 with any questions.

                                    Sincerely,

                                    /s/ Hugh West

                                    Hugh West
                                    Accounting Branch Chief
                                    Office of Financial Services